						Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Nine Months Ended		Fiscal Years Ended On
	November 1, 2013	November 2, 2012	February 1, 2013	February 3, 2012	January 28, 2011	January 29, 2010	January 30, 2009

Earnings:
Earnings Before Income Taxes	$3,174	$2,682	$3,137	$2,906	$3,228	$2,825	$3,506
Fixed Charges	458	455	605	524	486	468	479
Capitalized Interest [1]	5	5	6	-	(4)	(19)	(36)
Adjusted Earnings	$3,637	$3,142	$3,748	$3,430	$3,710	$3,274	$3,949

Fixed Charges:
Interest Expense [2]	$350	$349	$463	$385	$352	$331	$346
Rental Expense [3]	108	106	142	139	134	137	133
Total Fixed Charges	$458	$455	$605	$524	$486	$468	$479

Ratio of Earnings to Fixed Charges	7.9	6.9	6.2	6.5	7.6	7.0	8.2

[1] Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2] Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3] The portion of rental expense that is representative of the interest factor in these rentals.